SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

LISTED NYSE EBR & EBR.B Internet: www.eletrobras.com/elb/ri E-mail: ri@eletrobras.com Address: Av. Graça Aranha, 26 – 15th floor. 20030-900, Centro. Rio de Janeiro - RJ This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding. Classificação: Pública UHE Colíder Rio de Janeiro, August 15, 2025 — Centrais Elétricas Brasileiras S/A – Eletrobras informs that, on May 30, 2025, Eletrobras completed an asset unbundling operation with Copel, through which it acquired the Colíder Hydroelectric Power Plant, located on the Teles Pires River in the state of Mato Grosso, as disclosed in a material fact released on the same date. The plant represents 0.5% of Eletrobras' total assets and has a capacity of 300 MW. At the time of the transaction’s completion, the plant was classified under the “ATTENTION” level of dam safety (among four possible levels: NORMAL, ATTENTION, ALERT, and EMERGENCY, in increasing order of criticality). Since June 5, 2025, although the plant continues to be temporarily operated by Copel, Eletrobras immediately began work to define its own action plan to raise the dam safety level to “NORMAL.” For this activity, Eletrobras relies not only on its Dam Safety team but also on a panel of renowned external experts with recognized expertise. On June 14, 2025, Eletrobras was informed of the rupture of one of the plant’s drainage system components. At the time of this event, Eletrobras also received new information that, during maintenance activities on the drains on February 13, an incident had occurred involving one of them, which remains operational. Of the 70 drains that make up the plant’s system, four have been damaged since the acquisition of the asset. The drains are structures that allow water pressure beneath the dam to be properly discharged. Due to the recurrence of similar events within short time intervals, accompanied by the release of subsurface material in the dam area, the panel of external experts hired by Eletrobras recommended the immediate reduction of the Colíder Plant reservoir level as a means to safeguard its integrity, allow for a more accurate assessment of the situation, and define an action plan to restore the dam to the “NORMAL” safety level. Following the recommendation of the expert panel and in compliance with its duty of care, Eletrobras instructed Copel, on August 13 and 14, to begin the necessary procedures to reduce the reservoir level of the Colíder Plant. Likewise, as a precaution and in strict observance of applicable legislation, Eletrobras decided to change the dam safety level to “ALERT,” a measure that triggers the actions outlined in its Emergency Action Plan. This plan ensures that competent public and private entities, as well as affected communities, receive timely and transparent information about the plant, reinforcing the company’s unwavering and top-priority commitment to the safety of people, the environment, and its facilities. Finally, considering that the reservoir level reduction and the “ALERT” status are preventive safety measures, it is important to clarify that the Colíder Plant operates within the safety standards required by current legislation and under the supervision of the competent authorities. Eduardo Haiama Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.